UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

Foamex International Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

344123203

(CUSIP Number)

D. E. Shaw Laminar Portfolios, L.L.C.

Attn: Compliance Department

120 West Forty-Fifth Street

Floor 39, Tower 45

New York, NY 10036

212-478-0000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copies to:

Richard J. Cooper

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

September 25, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 344123203		Page 1 of 4
	1	Name of Reporting Person D. E. Shaw Laminar Portfolios, L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 191,273,889
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 191,273,889
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,273,889
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 73.2%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 261,354,159 shares of Common Stock, which is the sum of (i) 246,366,149 outstanding shares as of September 24, 2008, as reported by the Company to the Reporting Persons and (ii) 14,988,010 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Additional Second Lien Term Loan Offering, as described herein.

CUSIP No. 344123203		Page 2 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.P.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 191,473,111
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 191,473,111
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,473,111
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 73.3%(1)
	14	Type of Reporting Person (See Instructions) IA, PN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 261,355,151 shares of Common Stock, which is the sum of (i) 246,366,149 outstanding shares as of September 24, 2008, as reported by the Company to the Reporting Persons, (ii) 14,988,010 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Additional Second Lien Term Loan Offering, as described herein, and (iii) 992 shares that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

CUSIP No. 344123203		Page 3 of 4
	1	Name of Reporting Person D. E. Shaw & Co., L.L.C.
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 191,273,889
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 191,273,889
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,273,889
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 73.2%(1)
	14	Type of Reporting Person (See Instructions) OO

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 261,354,159 shares of Common Stock, which is the sum of (i) 246,366,149 outstanding shares as of September 24, 2008, as reported by the Company to the Reporting Persons and (ii) 14,988,010 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Additional Second Lien Term Loan Offering, as described herein.

CUSIP No. 344123203		Page 4 of 4
	1	Name of Reporting Person David E. Shaw
	2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
	3	SEC Use Only
	4	Source of Funds (See Instructions) OO
	5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
	6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power -0-
	8	Shared Voting Power 191,473,111
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 191,473,111
	11	Aggregate Amount Beneficially Owned by Each Reporting Person 191,473,111
	12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
☐
	13	Percent of Class Represented by Amount in Row (11) 73.3%(1)
	14	Type of Reporting Person (See Instructions) IN

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 261,355,151 shares of Common Stock, which is the sum of (i) 246,366,149 outstanding shares as of September 24, 2008, as reported by the Company to the Reporting Persons, (ii) 14,988,010 shares acquired by D. E. Shaw Laminar Portfolios, L.L.C. in the Additional Second Lien Term Loan Offering, as described herein, and (iii) 992 shares that D. E. Shaw & Co., L.P. has the right to acquire upon the exercise of vested stock options.

AMENDMENT NO. 14 TO SCHEDULE 13D

This Amendment No. 14 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on April 20, 2006, as amended by Amendment No. 1 to Schedule 13D, dated as of July 19, 2006, Amendment No. 2 to Schedule 13D, dated as of October 13, 2006, Amendment No. 3 to Schedule 13D, dated as of November 30, 2006, Amendment No. 4 to Schedule 13D, dated as of February 14, 2007, Amendment No. 5 to Schedule 13D, dated as of August 23, 2007, Amendment No. 6 to Schedule 13D, dated as of February 20, 2008, Amendment No. 7 to Schedule 13D, dated as of April 4, 2008, Amendment No. 8 to Schedule 13D, dated as of April 23, 2008, Amendment No. 9 to Schedule 13D, dated as of May 19, 2008, Amendment No. 10 to Schedule 13D, dated as of June 20, 2008, Amendment No. 11 to Schedule 13D, dated as of June 24, 2008, Amendment No. 12 to Schedule 13D, dated as of July 28, 2008, and Amendment No. 13 to Schedule 13D, dated as of August 15, 2008 (as amended, the “Schedule 13D”). Capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D. Except as otherwise provided herein, all Items of the Schedule 13D remain unchanged.

The Reporting Persons hereby expressly disclaim (i) the existence of, and any membership in, any group for purposes of Section 13(d) of the Act with any other person or entity and (ii) any beneficial ownership of securities held by any person or entity other than the shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”) beneficially owned by the Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

As described below in Item 6, in acquiring 14,988,010 shares of Common Stock in the Additional Second Lien Term Loan Offering (as defined below in Item 6), D. E. Shaw Laminar Portfolios, L.L.C. (“Laminar”) assigned to the Company, on a dollar-for-dollar basis at par, loans outstanding under the Second Lien Term Credit Agreement, dated as of February 12, 2007 (the “Second Lien Term Credit Agreement”), by and among Foamex L.P., the Company, Bank of America, N.A., as Administrative Agent and Collateral Agent, and the lenders and other parties named therein (the “Additional Second Lien Term Loans”), in an aggregate par value of $7,500,000, or $0.5004 per share, which reflects the 90-day volume weighted average price calculated to September 24, 2008. Laminar did not pay cash in connection with this acquisition of Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby replaced as follows:

(a), (b) Based on information provided by the Company to the Reporting Persons, there were 246,366,149 shares of Common Stock outstanding as of September 24, 2008.

The Subject Shares (defined below in this Item 5) reported on this Schedule 13D are comprised of (i) 191,273,889 shares of Common Stock owned by Laminar, (ii) 198,230 shares of Common Stock owned by DESCO LP, and (iii) 992 shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options.

Using the sum of (i) the number of outstanding shares of Common Stock reported by the Company and (ii) the number of shares of Common Stock issued to Laminar in the Additional Second Lien Term Loan Offering as described herein, which sum is equal to 261,354,159 (the “Laminar Total Share Count”), the 191,273,889 shares of Common Stock beneficially owned by Laminar (the “Laminar Shares”) represent approximately 73.2% of the Laminar Total Share Count.

Using the sum of (i) the Laminar Total Share Count and (ii) the number of shares of Common Stock that DESCO LP has the right to acquire upon the exercise of vested stock options, which sum is equal to 261,355,151 (the “DESCO LP Total Share Count”), the 199,222 shares of Common Stock beneficially owned by DESCO LP or issuable to DESCO LP upon the exercise of vested stock options (the “DESCO LP Shares,” and together with the

Laminar Shares, the “Subject Shares”) represent approximately 0.08% of the DESCO LP Total Share Count, and the 191,473,111 Subject Shares represent approximately 73.3% of the DESCO LP Total Share Count.

Laminar will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the Laminar Shares and DESCO LP will have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the DESCO LP Shares.

DESCO LP as Laminar’s investment adviser and DESCO LLC as Laminar’s managing member may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As managing member of DESCO LLC, DESCO II, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Laminar Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares. None of DESCO LLC, DESCO, Inc., or DESCO II, Inc., owns any shares of Common Stock of the Company directly and each such entity disclaims beneficial ownership of the Subject Shares. DESCO LP does not own any of the Laminar Shares directly and disclaims beneficial ownership of the Laminar Shares.

David E. Shaw does not own any shares of the Company directly. By virtue of David E. Shaw’s position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, and by virtue of David E. Shaw’s position as president and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, David E. Shaw may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, David E. Shaw may be deemed to be the indirect beneficial owner of the Subject Shares. David E. Shaw disclaims beneficial ownership of the Subject Shares.

As of the date hereof, neither any Reporting Person, nor to the best knowledge of any Reporting Person, any of the persons set forth in Item 2, owns any shares of Common Stock other than the Subject Shares.

Item 5(c) of the Schedule 13D is hereby supplemented as follows:

(c) As described below in Item 6, Laminar acquired 14,988,010 shares of Common Stock from the Company in the Additional Second Lien Term Loan Offering at a price of $0.5004 per share, which reflects the 90-day volume weighted average price calculated to September 24, 2008, by an assignment to the Company, on a dollar-for-dollar basis at par, of Second Lien Term Loans. Pursuant to the terms of the Additional Second Lien Term Loan Offering, Laminar is deemed to own the acquired shares of Common Stock from the time of the closing of the Additional Second Lien Term Loan Offering on September 25, 2008.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

On September 24, 2008, the Company commenced an offering, on a private placement basis, of shares of Common Stock (the “Additional Second Lien Term Loan Offering”) to the lenders under the Second Lien Term Credit Agreement. The $0.5004 purchase price per share in the Additional Second Lien Term Loan Offering may be satisfied only with an assignment to the Company, on a dollar-for-dollar basis and at par, of outstanding loans under the Second Lien Term Credit Agreement (at the principal amount of the loan being assigned). Accrued and unpaid interest on the assigned loans will be paid in cash to the assigning lenders by the Company. Although the Additional Second Lien Term Offering is open until October 10, 2008 unless otherwise extended, the Company is permitted to accept assignments of loans at any time during the pendency of the offering.

On September 25, 2008, Laminar acquired 14,988,010 shares of Common Stock in the Additional Second Lien Term Loan Offering at a price of $0.5004 per share of Common Stock, which price reflects the 90-day volume weighted average price calculated to September 24, 2008. Pursuant to the terms of the Additional Second Lien Term Loan Offering, Laminar paid the purchase price by assigning to the Company, on a dollar-for-dollar basis at par, Second Lien Term Loans in an aggregate par value of $7,500,000. Laminar did not pay cash in connection with this acquisition of Common Stock.

Item 7.	Material to be filed as Exhibits
Exhibit 1	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co., Inc., in favor of the signatories hereto, among others, dated October 24, 2007.
Exhibit 2	Power of Attorney, granted by David E. Shaw relating to D. E. Shaw & Co. II, Inc., in favor of the signatories hereto, among others, dated October 24, 2007.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Anne Dinning, Rochelle Elias, Julius Gaudio, John Liftin, Louis Salkind, Stuart Steckler, Maximilian Stone, and Eric Wepsic are attached hereto as Exhibit 1 and Exhibit 2 and incorporated herein by reference.

Dated: September 29, 2008

D. E. SHAW LAMINAR PORTFOLIOS, L.L.C.
By:	D. E. SHAW & CO., L.L.C.,
as managing member

By: /s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.P.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

D. E. SHAW & CO., L.L.C.

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Chief Compliance Officer

DAVID E. SHAW

By:	/s/ Rochelle Elias
Name: Rochelle Elias Title: Attorney-in-Fact for David E. Shaw